I. Discuss the Proposals from Three Independent Auditors;

Michael Samoraj lead a discussion about the current situation with the Fund’s Independent Auditors.  With the year-end (March 31st, 2005) soon approaching, the Audit Committee would need to select a qualified firm to audit the Fund.  Mr. Samoraj shared with the Audit Committee his experience with the current auditing firm, Cohen & McCurdy, LTD.  The CPA responsible for the 2004 Audit apparently had left Cohen & McCurdy, LTD. to take a position as Chief Compliance Officer at an undisclosed mutual fund company.  The Fund was never notified of this event, nor was there prompt return after repeated attempts to contact Cohen & McCurdy, LTD. for assistance in auditing and tax-related issues.  Mr. Samoraj stated that he agreed to accept a proposal from Cohen & McCurdy, LTD., but also felt obligated to acquire other proposals as well for the Audit Committee review and discuss.

Each proposal was discussed and it was agreed that more information, specific to the level and depth of experience, was required before the Audit Committee could make its final determination.

Upon request, Mr. Samoraj agreed to retrieve the new information and disseminate it to each Audit Committee member as soon as possible so that a vote could be taken.

II. Supplement to Discussion of the Proposals from the Three Independent Auditors;

With all relevant information at hand, including new information requested by the Audit Committee, the Audit Committee discussed the facts and circumstances for each of the three proposals, a motion was duly made and unanimously adopted on Monday March 21st, 2005.

Resolved, that the Audit Committee for the New York State Opportunity Fund, agrees to hire and contract for one year, Sanville & Co. to audit the Fund’s financial records and result on accordance with Securities and Exchange rules & guidelines.

June 1, 2005

Office of the Chief Accountant

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Dear Sir/Madam:

We have read Sub-Item 77K included in the Form NSAR dated June 1, 2005, of New York Equity Fund, a series of the New York Opportunity Funds with the Securities and Exchange Commission and are in agreement with the statements contained therein.

Sincerely,

McCurdy & Associates CPA’s, Inc.

/s/ Peggy A. McCaffrey

By

Peggy A. McCaffrey

Cc: New York Equity Fund